EXHIBIT 21.1
SUBSIDIARIES OF TITANIUM ASSET MANAGEMENT CORP.

	Jurisdiction of Incorporation or	Name Under Which the
Name	Organization	Subsidiary does Business

Wood Asset Management, Inc.	Florida	Wood Asset Management, Inc.

Sovereign Holdings, LLC	North Carolina	Sovereign Advisors

National Investment Services, Inc.	Wisconsin	National Investment Services, Inc.

Titanium Incentive Plan, LLC	Delaware	Titanium Incentive Plan, LLC